# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Information Services Group Inc., CIK 0001371489
CUSIP: 45675Y104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 400 Atlantic Street, Sixth Floor, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001531885

## Reporting persons
- Chevrillon & Associes: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); sole voting power 5,237,495; shared voting power 0; sole dispositive power 5,237,495; shared dispositive power 0; aggregate amount beneficially owned 5,237,495 (10.9% of the class)

## Item 1. Issuer
Name of issuer: Information Services Group Inc.
Address of issuer's principal executive offices: 400 Atlantic Street, Sixth Floor, Stamford, CT 06901

## Item 2. Person Filing
Name of person filing: Chevrillon & Associes
Address of principal business office or, if none, residence:
4/6 Rond Point des Champs Elysees
Paris, France 75008
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
5,237,495

CPIV S.A ("CPIV "), a subsidiary of the Reporting Person, has owned 1,219,170 shares of ISG common stock since May 2015. In December 2025, (i) Chevrillon & Associes has made open-market sales totaling 250,000 shares of ISG common stock and (ii) CPIV has made open-market sales totaling 200,000 shares of ISG common stock.
Percent of class: 10.9%
Sole power to vote or to direct the vote: 5,237,495
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,237,495
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Not applicable

## Signatures
- Chevrillon & Associes: /s/ Cyrille Chevrillon, Cyrille Chevrillon/President de Compagnie Financiere, Chevrillon, Associe Commandite Gerant, de Chevrillon & Associes (02/25/2026)